Exhibit 12.1

Lone Pine Resouces Inc.

Computation of Ratio of Earnings to Fixed Charges

	Lone Pine Resources Inc.		Lone Pine Resouces Canada Ltd.
	6 mos ended	Year ended
All amounts in CDN 000’s	30-Jun-12	31-Dec-11	31-Dec-10	31-Dec-09	31-Dec-08	31-Dec-07
		(note 1)	(note 1)	(note 1)	(note 1)	(note 1)
Net Earnings (Loss) after Tax	$(114,543)	$34,803	$32,825	$(177,746)	$48,877	$60,183
Income Tax	$(35,011)	$17,724	$7,911	$(63,066)	$23,495	$(2,890)
Pre-tax Income (Loss) from Continuing Operations	$(149,554)	$52,527	$40,736	$(240,812)	$72,372	$57,293
Fixed Charges (Interest Expense)	$13,993	$10,709	$7,981	$18,466	$15,313	$15,259
Interest Capitalized	$—	$(675)	$(791)	$—	$—	$—
Total Earnings (Loss)	$(135,561)	$62,561	$47,926	$(222,346)	$87,685	$72,552

Fixed Charges
Interest Expense (2)	$13,993	$10,034	$7,190	$18,466	$15,313	$15,259
Interest Capitalized	$—	$675	$791	$—	$—	$—
	$13,993	$10,709	$7,981	$18,466	$15,313	$15,259

Deficiency (nil if ratio is 1:1 or greater)(3)	$(149,554)	$—	$—	$(240,812)	$—	$—

Ratio of earnings to fixed charges(3)(4)	0.0	5.8	6.0	0.0	5.7	4.8

(1) Results relating to periods prior to the inception of Lone Pine Resources Inc. (Lone Pine) on September 30, 2010 reflect financial information of Lone Pine Resources Canada Ltd.

(Lone Pines’s predecessor). Results for the period September 30, 2010 to June 1, 2011 (the date of Lone Pine’s IPO) reflect financial information of Lone Pine and Lone Pine Resources Canada Ltd. On a combined basis.

(2) Interest Expense includes interest on notes, interest on facilities, interest on capital lease, deferred financing charges, commissions, discounts and miscellaneous.

No amortizaton of capitalized interest or interest is included in rent.

(3) Due to the Company’s net pre-tax losses for the 6 months ended June 30, 2012 and year ended December 31, 2009 the ratio coverage was less than 1:1.  To achieve a coverage of 1:1, the company would have needed additional earnings of:

6 months ended June 30, 2012	$149.6 million
Year ended December 31, 2009	$240.8 million

(4) The company had no preferred stock outstanding for any period presented and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.